RMS

S 18000825 N

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Received FEB 23 2018 WASH. D.C.

| SEC FILE NUMBER |
|---|
| 8- 45304 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**4340 Redwood Highway, Suite B-75**
(No. and Street)

| **San Rafael** | **California** | **94903** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Elizabeth S. Collins** **(415) 526-2759**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates LLP**
(Name – *if individual, state last, first, middle name*)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94526** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

# OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

Subscribed and sworn to (or affirmed) before me this 22ND day of FEBRUARY 2018, by ELIZABETH S COLLINS, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Linda K Moody (Seal)

LINDA K. MOODY
COMM. # 2152550
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires MAY 09, 2020

*ERNST WINTTER & ASSOCIATES LLP* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Shareholder of
JHW Financial Services, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JHW Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as JHW Financial Services, Inc.'s auditor since 2009.
Walnut Creek, California
February 21, 2018

## JHW Financial Services, Inc.
## dba Financial Telesis, Inc.

### Statement of Financial Condition

### December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 644,832 |
| Commissions receivable | | 1,517,231 |
| Accounts receivable | | 47,893 |
| Other assets | | 203,382 |
| Property and equipment, net of $118,074 accumulated depreciation | | 1,009 |
| **Total Assets** | $ | 2,414,347 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable | $ | 34,913 |
| Commissions payable | | 1,477,972 |
| Accrued pension expense | | 247,000 |
| Accrued expenses | | 10,390 |
| Deferred revenue | | 1,250 |
| **Total Liabilities** | | 1,771,525 |
| **Stockholder's Equity** | | |
| Common stock $50 stated value; 10,000 shares authorized; 100 shares issued and outstanding) | | 5,000 |
| Additional paid in capital | | 29,869 |
| Retained earnings | | 607,953 |
| **Total Stockholder's Equity** | | 642,822 |
| **Total Liabilities and Stockholder's Equity** | $ | 2,414,347 |

The accompanying notes are an integral part of these financial statements.

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.

## Statement of Income

## For the Year Ended December 31, 2017

| | | |
|---|---|---|
| **Revenue** | | |
| Investment banking fees | $ | 17,911,287 |
| Mutual fund and 12b-1 fees | | 494,384 |
| Consulting fees | | 252,425 |
| Commissions and fees | | 170,334 |
| Other income | | 21,885 |
| **Total Revenue** | | 18,850,315 |
| **Operating Expenses** | | |
| Commissions | | 17,447,806 |
| Compensation and benefits | | 706,009 |
| Professional fees | | 342,958 |
| Rent | | 4,392 |
| Depreciation | | 3,996 |
| Other operating expenses | | 127,248 |
| **Total Operating Expenses** | | 18,632,409 |
| **Income Before Income Tax** | | 217,906 |
| Income tax | | 5,696 |
| **Net Income** | $ | 212,210 |

The accompanying notes are an integral part of these financial statements.

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.

## Statement of Changes in Stockholder's Equity

## For the Year Ended December 31, 2017

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| January 1, 2017 | $ 5,000 | $ 29,869 | $ 803,847 | $ 838,716 |
| Distributions | - | - | (408,104) | (408,104) |
| Net income | - | - | 212,210 | 212,210 |
| **December 31, 2017** | $ 5,000 | $ 29,869 | $ 607,953 | $ 642,822 |

The accompanying notes are an integral part of these financial statements.

**JHW Financial Services, Inc.**
**dba Financial Telesis, Inc.**

**Statement of Cash Flows**

**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ | 212,210 |
| Adjustments to reconcile net income | | |
| to net cash provided by operating activities: | | |
| Depreciation | | 3,996 |
| (Increase) decrease in: | | |
| Deposit with clearing broker | | 50,138 |
| Commissions receivable | | (1,038,904) |
| Accounts receivable | | 25,612 |
| Other assets | | 89,175 |
| Increase (decrease) in: | | |
| Accounts payable | | (24,752) |
| Commissions payable | | 1,052,217 |
| Accrued pension expense | | 247,000 |
| Accrued expenses | | 10,390 |
| Deferred revenue | | (925) |
| **Net Cash Provided by Operating Activities** | | 626,157 |
| **Cash Flows from Financing Activities** | | |
| Distributions paid | | (408,104) |
| **Net Cash Used in Financing Activities** | | (408,104) |
| **Net Increase in Cash and Cash Equivalents** | | 218,053 |
| Cash and cash equivalents at beginning of year | | 426,779 |
| **Cash and Cash Equivalents at End of Year** | $ | 644,832 |
| **Supplemental Disclosures:** | | |
| Taxes paid | $ | 5,696 |

The accompanying notes are an integral part of these financial statements.

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.

## Notes to the Financial Statements

## December 31, 2017

### 1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company primarily operates as an investment banking firm and provides compliance consulting as well as FINOP services to other registered broker dealers.

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

**Accounts Receivable**
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2017.

**Equipment**
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

**Commission Revenue**
Commission revenues are related to securities transactions and are recorded on the trade date basis.

**Investment Banking Fees**
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities and are recognized at fair value.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Benefit Plan**
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by the United States Generally Accepted Accounting Principles ("GAAP"). These GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

### 2. Significant Accounting Policies (continued)

**Income Taxes**

Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the Company's taxable income or loss is generally passed through to the corporation's shareholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to income tax examinations by tax authorities for years before 2013.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $5,696.

### 3. Deposit with Clearing Organization

The Company discontinued their relationship with their clearing organization, Pershing LLC, in 2016 and closed the related deposit account in 2017.

### 4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2017, the Company's uninsured cash balances totaled $352,021.

### 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $351,279 which exceeded the requirement by $233,177.

### 6. Lease Obligations

The Company pays $366 a month for office space under a month to month agreement.

### 7. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a cash balance defined benefit plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the Plan. For 2017, the Company's contribution to the Plan was $16,750.

The Pension was established on January 1, 2017. To participate in the Pension, an employee must have completed at least one year of service and have attained the age of twenty-one years. Specifically excluded from the Pension are union employees and highly compensated employees that are not more than 10% direct owners. For each more than 10% direct owner that is eligible, the Pension provides it will annually contribute both 85.34% of the employee's compensation and an additional 5% interest credit. For all other eligible employees, the Pension will contribute 2.5% of the employee's compensation each year. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $270,000 in 2017 and $275,000 in 2018. The Company makes contributions to the Pension equal to the amounts accrued for pension expense. The sole stockholder has been designated as the trustee of Pension assets. The trustee has the sole discretion to invest Pension assets, unless specifically directed otherwise by the Pension administrator.

The annual measurement date is December 31 for the Pension benefits. The following tables provide information about the benefit obligation, plan assets, and the funded status of the Company's Plan and Pension benefits as of December 31, 2017:

Obligations and Funded Status

| | Plan | Pension |
|---|---|---|
| Benefit obligation at December 31 | $ - | $ 247,000 |
| Employer contributions | 16,750 | - |
| Participant contributions | 22,750 | - |
| Benefit payments | - | - |
| Fair value of plan assets at December 31 | - | - |
| Net funded (unfunded) status of the plan | - | ( 247,000) |

Amounts recognized in the balance sheet consist of:

| | Plan | Pension |
|---|---|---|
| Assets | $ - | - |
| Liabilities | - | ( 247,000) |
| | $ - | $ ( 247,000) |

The accumulated benefit obligation for the Pension was $247,000 at December 31, 2017.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $247,000, $247,000, and zero for 2017 respectively.

7. **Employee Benefit Plans (continued)**

Plan Assets
There are no plan assets as of December 31, 2017.

Cash Flows
The following benefit payments, which reflect expected future service, are expected to be paid:

| | Plan | Pension |
|---|---|---|
| 2018 | $ 400 | $ 1,450 |
| 2019 | 400 | 1,450 |
| 2020 | 400 | 1,450 |
| 2021 | 400 | 1,450 |
| 2022 | 400 | 1,450 |
| Total | $ 2,000 | $ 7,250 |

8. **Recently Issued Accounting Pronouncements**

**ASU 2014-09** ***Revenue from Contracts with Customers***
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

**ASU 2016-02** ***Leases***
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

## 8. Recently Issued Accounting Pronouncements (continued)

ASU 2016-13 *Financial Instruments - Credit Losses*
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

## 9. Subsequent Events

The Company has evaluated subsequent events through February 21, 2018, the date which the financial statements were issued.

*SUPPLEMENTAL INFORMATION*

## JHW Financial Services, Inc.
## dba Financial Telesis, Inc.
### Schedule I

### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission

### As of December 31, 2017

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 642,822 |
| Less: Non-allowable assets | | |
| Commissions receivable | | 39,259 |
| Accounts receivable | | 47,893 |
| Other assets | | 203,382 |
| Property and equipment, net | | 1,009 |
| Total non-allowable assets | | 291,543 |
| **Net Capital** | | 351,279 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,771,525 or $5,000, whichever is greater | | 118,102 |
| **Excess Net Capital** | $ | 233,177 |

### Reconciliation with Company's Net Capital Computation
### (Included in Part II of Amended Form X-17A-5 as of December 31, 2017)

There were no material differences noted in the Company's amended net capital computation at December 31, 2017.

The amended form was filed on February 12, 2018.

See report of independent registered public accounting firm.

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.
## Schedule II

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

*ERNST WINTTER & ASSOCIATES LLP* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
JHW Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) JHW Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 21, 2018

Financial Telesis

YOUR FUTURE INTELLIGENTLY PLANNED

February 1, 2018

SEA 15c3-3 Exemption Report

I, Elizabeth Collins, President of JHW Financial Services (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Elizabeth Collins
President

San Rafael California • 415 506 2770 • 415 492 1229

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.

## Annual Audit Report

December 31, 2017

**JHW Financial Services, Inc.**
**dba Financial Telesis, Inc.**

## Table of Contents


| | |
|---|---|
| Facing Page | 1 |
| Oath or Affirmation | 2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Stockholder's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to the Financial Statements | 8 - 12 |
| Supplemental Information | 13 |
| Schedule I: | 14 |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | |
| Reconciliation with Company's Net Capital Computation | |
| Schedule II: | 15 |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | |
| Review Report of Independent Registered Public Accounting Firm | 16 |
| SEA 15c3-3 Exemption Report | 17 |